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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

RED LION HOTELS CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
756764106
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. 756764106

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Asset Management Corp.; Tax I.D. No.: 36-3160361
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,400,000
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER 1,400,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 19,114,985 shares outstanding as of November 10, 2006.

Page 2 of 8 Pages

CUSIP No. 756764106

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Small Cap Value Fund, Inc.; Tax I.D. No.: 36-3872373
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,400,000
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER 1,400,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated is based upon an aggregate of 19,114,985 shares outstanding as of November 10, 2006.

Page 3 of 8 Pages

CUSIP No. 756764106

Item 1(a).	Name of Issuer:

Red Lion Hotels Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

201 West North River Drive, Suite 100 Spokane, WA 99201

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are:
(i)	Keeley Asset Management Corp.
(ii)	Keeley Small Cap Value Fund, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)-(ii)	401 South LaSalle Street Chicago, Illinois 60605

Item 2(c).	Citizenship:

(i)	Keeley Asset Management Corp. is an Illinois corporation.
(ii)	Keeley Small Cap Value Fund, Inc. is a Maryland corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

756764106

Page 4 of 8 Pages

CUSIP No. 756764106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
|X|	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
|X|	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
[_]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
[_]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
[_]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Keeley Asset Management Corp.
(a)	Amount Beneficially Owned: 1,400,000*
(b)	Percent of Class: 7.3%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: -0-
(ii)	shared power to vote or to direct the vote: 1,400,000
(iii)	sole power to dispose or to direct the disposition of: -0-
(iv)	shared power to dispose or to direct the disposition of: 1,400,000

*	Keeley Asset Management Corp. and Keeley Small Cap Value Fund, Inc. share beneficial ownership over the same 1,400,000 shares.

Page 5 of 8 Pages

CUSIP No. 756764106

Keeley Small Cap Value Fund, Inc.
(a)	Amount Beneficially Owned: 1,400,000*
(b)	Percent of Class: 7.3%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: -0-
(ii)	shared power to vote or to direct the vote: 1,400,000
(iii)	sole power to dispose or to direct the disposition of: -0-
(iv)	shared power to dispose or to direct the disposition of: 1,400,000

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

*	Keeley Asset Management Corp. and Keeley Small Cap Value Fund, Inc. share beneficial ownership over the same 1,400,000 shares.

Page 6 of 8 Pages

CUSIP No. 756764106

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2007

KEELEY ASSET MANAGEMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
KEELEY SMALL CAP VALUE FUND, INC.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

Page 7 of 8 Pages

CUSIP No. 756764106

EXHIBIT 1

        AGREEMENT dated as of February 1, 2007 by and among Keeley Asset Management Corp., an Illinois corporation, and Keeley Small Cap Value Fund, Inc., a Maryland corporation.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Keeley Asset Management Corp. and Keeley Small Cap Value Fund, Inc. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of Red Lion Hotels Corporation, and hereby further agree that said Statement shall be filed on behalf of Keeley Asset Management Corp. and Keeley Small Cap Value Fund, Inc. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Red Lion Hotels Corporation.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

KEELEY ASSET MANAGEMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
KEELEY SMALL CAP VALUE FUND, INC.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

Page 8 of 8 Pages